WALLACE MOUNTAIN RESOURCES CORP.
                        #29B Ebony Tower, President Park
                              99 Sukhumvit 24 Road
                             Bangkok 10110 Thailand
                                 +(662) 262-9347
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                                                                 August 24, 2005

Mr. John Fieldsend
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-126674
    Filed on July 18, 2005

Dear Mr. Fieldsend,

Thank you for your prompt review of our filing. In response to your comment letter of August 10, 2005 we have filed, via EDGAR, our amended Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded marked copies of the amendment to you via mail as requested.

GENERAL

1. We have added a disclosure to the Summary that the company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933. The company has a specific business plan and is seeking the funds to execute its business plan. Rule 419 of Regulation C promulgated under the Securities Act of 1933 applies to companies having no specific business plans other than to engage in a merger or acquisition with an unidentified company or companies, or other entity. We do not anticipate or intend to be used as a vehicle for a reverse merger or merge with or acquire another company in the foreseeable future. We are aggressively pursuing our business plan given the current financial status of the company and the fact that we were very recently incorporated. We have taken the following steps to advance our business plan; we have secured our mineral rights to the property at South Wallace Mountain, prepared and filed our SB-2 Registration Statement with the Securities and Exchange Commission and drafted our business plan. The corporation was formed for the purpose of executing a specific business plan developed by our founder, Mr. Gelfand, as set forth in the prospectus. We are moving forward with our development as defined in the business plan. Based upon the above, we believe we are not within the scope of Rule 419.

2. We have stated throughout the prospectus including the Summary, Description of Business and Plan of Operation sections that even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

FACING PAGE

3. We have added the sentence indicating the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

FRONT COVER PAGE OF PROSPECTUS

4. We have stated on the front cover and at the beginning of our Description of Business section that our auditors have issued a going concern opinion.

5. We have changed the wording to clarify we are offering Units and what the Units consist of.

6. We have specifically indicated the offering will end 180 days from the effective date of the prospectus and have provided a space where the exact date will be inserted once it is known.

7. The checking account in which we will deposit the investors' funds will be a non-interest bearing account.

8.    We have added the terms "truthful or accurate" to the disclosure.

SUMMARY

9. We have revised our wording to better state our belief and understanding that there is a possibility that our claims may not contain any reserves. Your comment prompted us to review the statement and in doing so we realized the use of "In all probability" was not the best choice.

10. The use of March 5 was an error on our part, we have corrected the date to March 30.

11. We have revised the summary to better provide a brief overview of our business and the offering.

RISK FACTORS

12. We have moved the risk factor regarding management's lack of experience in the mining industry to the beginning of the section (it is now the second risk factor) and expanded on the risk.

13. We have added a risk factor addressing the fact that we have not had our property examined in the field by a geologist or mining engineer.

14. We have substantially revised our complete risk factor section per your comments.

RISKS ASSOCIATED WITH OUR COMPANY

BECAUSE WE HAVE NOT SURVEYED THE SOUTH WALLACE...

15. We have included a copy of the Warranty Deed agreement between Robert Gelfand and Wallace Mountain that sets forth the agreement.

IF WE BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION OR OTHER...

16. We have revised the risk factor to better describe how the regulations will affect our business.

17.   We have added a risk factor to address the demand for ore.

RISKS ASSOCIATED WITH THIS OFFERING...

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF THE PRICE YOU PAY...

18.   We have expanded the discussion on the dilution of the shares.

OFFERING WILL BE SOLD BY OUR OFFICERS AND DIRECTORS

19.   We have revised the heading to "Officer and Director".

DEPOSIT OF OFFERING PROCEEDS

20. We feel the use of an escrow agent is an expense the company can not bear at this time. We determined the use of the standard bank account was the most efficient use of our current limited funds. We have added a risk factor to address the risk to the purchasers of any shares in the offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

21. This discussion is actually under the heading "Organization in the Last Five Years". We have modified the discussion to remove any wording that would infer we had a previous board of directors. Mr. Gelfand has been the sole officer and director since incorporation.

DESCRIPTION OF BUSINESS

22. We have stated here and throughout the prospectus the current status of our operations and our proposed operations.

23. We have added a discussion of managements estimates of quantities necessary to move forward, and a disclosure that "because we have not commenced our exploration program we cannot provide a more detailed discussion of our plans if we find a viable store of minerals on our property, as there is no guarantee that exploitable mineralization will be found, the quantity or type of minerals if they are found and the extraction process that will be required. We are also unable to assure you we will be able to raise the additional funds necessary to implement any future exploration or extraction program even if mineralization is found."

24. We have revised the section to provide the disclosures required by Industry Guide 7(b) that were applicable to the company.

25. Due to our EDGAR filing being in the EDGAR I format, which does not accept digital files, we have attached an unofficial pdf copy of the amendment to our SB-2 which includes the actual maps. We have also included the maps in the marked copies of the amendment we have forwarded to you via mail.

26. We have included our geology report as Exhibit 99.3 to the registration statement.

27. We have revised the section to discuss the business without the use of jargon, we have also added definitions to the glossary.

GENERAL INFORMATION

28. We have added a discussion of how the history of previous work on the property impacts our current plans to both this subsection and the History of Previous Work subsection.

DOMINION ZONE

29. We have removed the reference to the samples returning values up to 8.2oz/ton.

COMPETITION

30. We have revised the competition section to better state our competitive position.

COMPLIANCE WITH GOVERNMENT REGULATION

31.   We have named the applicable government agencies.

32. We have revised the discussion to include specific regulations, rules and directives and the costs and effects associated with such.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

33. The geology report and history of the claims were included in the $8,000 payment for the claims and not itemized as a separate cost.

PLAN OF OPERATION

34. We have revised this section to comply with the requirements of Item 303 of Regulation SB as described in SEC Release 33-8350.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

35. We have added a discussion on the procedures and standards for becoming listed on the OTC Bulletin Board.

EXECUTIVE COMPENSATION

36. We have stated that Mr. Gelfand made the determination on the transaction between he and the company and the basis used for the determination. We have removed the reference to "organization services, expenses, proprietary rights, a business plan" to reduce any chance of confusion, as those were not given any monetary value and the shares were issued for $5,000 in cash.

FINANCIAL STATEMENTS

GENERAL

37. Note 4 of the financials have been revised per your comment and our telephone conference call with the auditor. We have also added the same disclosure to the Certain Relationships and Related Transactions section of the registration statement.

EXHIBITS

38. We have filed the stock certificate that will be used by the transfer agent as Exhibit 4 to the registration statement.

EXHIBIT 23.2

39.   The consent has been corrected by the auditor.

Sincerely,


/s/ Robert Gelfand
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Robert Gelfand
President & Director